SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                                Amendment No. 5


                             U. S. Bioscience, Inc.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.005 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  911646 10 7
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                           Donna J. Roberts, Esq.
General Counsel                                    Secretary
Marion Merrell Dow Inc.                            The Dow Chemical Company
9300 Ward Parkway                                  2030 Dow Center
Kansas City, Missouri 64114                        Midland, Michigan 48674
(816) 966-4000                                     (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 August 4, 1994
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.  911646 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its             Marion Merrell Dow Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[  ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            6,082,470*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       6,082,470*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         6,082,470*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [ X ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     15.4%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Excludes 519,480 shares owned by the Marion Merrell Dow Foundation, as to which the Reporting Person disclaims beneficial ownership as previously set forth in Item 4(d).

CUSIP No.  911646 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              The Dow Chemical Company
     I.R.S. Identification Number                  38-1285128
___________________________________________________________________________

2)   Check the Appropriate Box if                                   (a)[  ]
     a Member of a Group                                            (b)[  ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            6,082,470*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       6,082,470*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         6,082,470*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [ X ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     15.4%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________


* Excludes 519,480 shares owned by the Marion Merrell Dow Foundation, as to which the Reporting Person disclaims beneficial ownership as previously set forth in Item 4(d).

                                Amendment No. 5

This Amendment No. 5 to the Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, par value $.005 per share of U. S. Bioscience, Inc. (the "Common Stock") owned by Marion Merrell Dow Inc., a Delaware corporation ("MMDI"). This Amendment is filed on behalf of MMDI and The Dow Chemical Company, a Delaware corporation ("Dow"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Statement. This Amendment is filed to reflect MMDI's intention to dispose of all or a portion of its holdings of the Common Stock, from time to time, as general economic and money and stock market conditions permit or as other opportunities become available to MMDI.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph thereto:

          As part of its normal ongoing review of strategic investments and other objectives, MMDI has evaluated its investment of the Issuer in August, 1994, and concluded that its investment in the Issuer is no longer strategic to MMDI. Therefore, MMDI has decided to sell, from time to time, all or a portion of the shares of Common Stock owned by it as general economic and money and stock market conditions permit or as other opportunities become available to MMDI.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARION MERRELL DOW INC.



Date:  August 5, 1994              By:  /s/ William K. Hoskins
                                    -----------------------------------
                                        William K. Hoskins
                                        Vice President, General
                                        Counsel and Corporate
                                        Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE DOW CHEMICAL COMPANY



Date:  August 5, 1994    By: /s/  Donna J. Roberts, Secretary
                                  ------------------------------------
                                  Donna J. Roberts
                                  Secretary